Shinhan Bank’s Board resolves to convene an Extraordinary Shareholders’ Meeting

On June 30, 2009, the board of directors of Shinhan Bank, our wholly-owned bank subsidiary, made a resolution to convene an extraordinary general shareholders’ meeting as follows;

1. Date and Time : July 10, 2009 10:30A.M. Seoul Time

2. Venue : Conference room, 6th floor / Shinhan Bank, 120, 2Ga, Taepyung-ro, Jung-gu, Seoul, Korea

3. Agenda

1) Business transfer of Shinhan Bank’s Japan branches

• Shinhan Bank resolves to transfer its business in Japan, which is conducted by mainly Tokyo, Osaka and Fukuoka branches, to Shinhan Bank Japan Co., Ltd, an entity established by Shinhan Bank for the purpose of incorporating a local bank subsidiary in Japan.